EXHIBIT 12

THE NEW YORK TIMES COMPANY

Ratio of Earnings to Fixed Charges (a)

(Unaudited)

		For the Years Ended
(In thousands, except ratios)	For the Quarter Ended March 30, 2008(b)	December 30, 2007	December 31, 2006(c)	December 25, 2005	December 26, 2004	December 28, 2003
Earnings from continuing operations before fixed charges

(Loss)/income from continuing operations before income taxes, minority interest and income/loss from joint ventures	$(5,530)	$187,587	$(571,262)	$397,495	$429,065	$464,851
Distributed earnings from less than fifty- percent owned affiliates	874	7,979	13,375	9,132	14,990	9,299
Adjusted pre-tax (loss)/earnings from continuing operations	(4,656)	195,566	(557,887)	406,627	444,055	474,150
Fixed charges less capitalized interest	13,710	49,435	69,245	64,648	54,222	56,886
Earnings/(loss) from continuing operations before fixed charges	$9,054	$245,001	$(488,642)	$471,275	$498,277	$531,036

Fixed charges

Interest expense, net of capitalized interest	$11,785	$43,228	$58,581	$53,630	$44,191	$46,704
Capitalized interest	1,056	15,821	14,931	11,155	7,181	4,501
Portion of rentals representative of interest factor	1,925	6,207	10,664	11,018	10,031	10,182
Total fixed charges	$14,766	$65,256	$84,176	$75,803	$61,403	$61,387

Ratio of earnings to fixed charges	—	3.75	—	6.22	8.11	8.65

(a)              The Ratio of Earnings to Fixed Charges should be read in conjunction with this Quarterly Report on Form 10-Q, as well as the Company’s Annual Report on Form 10-K for the year ended December 30, 2007.

(b)             Earnings were inadequate to achieve a one-to-one coverage of fixed charges by $5.7 million for the quarter ended March 30, 2008.

(c)              Earnings were inadequate to cover fixed charges by approximately $573 million for the year ended December 31, 2006, as a result of a non-cash impairment charge of approximately $814 million.